United States securities and exchange commission logo





                             May 6, 2021

       Zhigeng (David) Fu
       Chief Executive Officer
       GreenVision Acquisition Corp.
       One Penn Plaza 36th Floor
       New York, NY 10019

                                                        Re: GreenVision
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 8, 2021
                                                            File No. 001-39136

       Dear Mr. Fu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 8, 2021

       Letter to Stockholders

   1. In your letter to stockholders on the first page of the proxy statement, please add disclosure regarding
the PIPE Investment where you discuss the Business Combination.
       Summary, page 28

   2. We note your disclosure here and elsewhere in your filing that you will qualify as a controlled company
 upon the completion of the business combination, yet we also note your disclosure on
pages 190-193 that you will have a majority of independent directors and that each of the
committees of the board will consist solely of independent directors.
                                                        Please clarify in your
disclosure whether you intend to take advantage of the controlled company exemptions.
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
May  6, 2021NameGreenVision Acquisition Corp.
May 6,
Page 2 2021 Page 2
FirstName LastName
Risk Factors, page 38

3. Please include a risk factor that addresses the exclusive forum provision in your charter and the related risks including, but not limited to, increased costs to bring a claim and that
         the provision can discourage claims or limit investors    ability to
bring a claim in a
         judicial forum that they find favorable, as well as any uncertainty about enforceability of the provision.
The financial statements of Helbiz for the fiscal year ended December 31, 2020 include an explanatory paragraph..., page 39

4. Please revise this risk factor to explicitly state that there is substantial doubt about the
         company   s ability to continue as a going concern.
Helbiz may become subject to claims, lawsuits, government investigations and other proceedings..., page 42

5. Please disclose the factual background and basis upon which Helbiz was named as a defendant in the lawsuit relating to the initial coin offering of the HBZ coin.
A pandemic, epidemic or outbreak of an infectious disease in the United States..., page 57

6. Please revise this risk factor to include more specific disclosure regarding the actual impacts of the COVID-19 pandemic. For example, you state that the market conditions
         resulting from the pandemic    could materially adversely affect
Helbiz   s business,    but
         you do not discuss the suspension of your services that occurred as a result of the
         pandemic that are described in page 25. You state that Helbiz    may
experience slowed
         growth or a decline in new customer demand,    but you do not address
the company   s
         actual growth or customer demand for 2020.
Redemption Rights, page 78

7. We note your disclosure that a stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. Please revise this disclosure for consistency with the disclosure elsewhere in your filing and Article Six of your current charter that provides a stockholder must vote on the Business Combination Proposal in order to exercise their redemption rights. Where you state that a stockholder is not required to vote against the Business Combination Proposal in order to have the right to seek redemption, please revise to clarify that stockholders still must cast a vote on the proposal to preserve their redemption right.
Background of the Business Combination, page 85

8.       Please include a discussion of the initial terms of GVAC   s proposed
LOI delivered on
         November 30, 2020, the negotiation of those terms, and the terms of the final LOI entered into by GVAC and Helbiz on December 6, 2020.
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
May 6, 2021
Page 3
9. Please summarize the details of due diligence and resulting discussions and negotiations that occurred between December 6, 2020 and February 8, 2021. Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Disclose the concerns with respect to each item, and with respect to the resulting transaction documents, how any provisions, deal structure, valuations and reports impacted negotiations.
10. Please substantially revise this section to provide more detail regarding the valuation of
         Helbiz and how it evolved throughout the negotiations. For example, on page 91 you state that Helbiz proposed an increased valuation from the valuation agreed in the LOI, but you
         do not disclose the actual valuation proposed in the LOI or Helbiz   s
counterproposal. You
         reference valuation discussions from December 9, 2021 through February 8, 2021, but do not include disclosure of what was discussed. In the Business section on page 175, you state that in the event the final valuation of Helbiz is less than $300,000,000, you will owe the MiMoto stockholders additional shares of Class A common stock. Discuss what impact this had on the valuation negotiations. Lastly, specifically state whether GVAC determined or Colliers ultimately recommended the amount of consideration to be paid.
         Refer to Item 1015(b)(3) of Regulation M-A.
11. Please expand your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, the terms and amount of the PIPE
         Investment, the dual-class structure and voting power of the founder and issuance of Class
         B shares, the holdback of the Class B shares to be issued to the founder, and other terms of the transaction agreements discussed between January 1, 2021 and January 25, 2021. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.
12. We note your reference to the Helbiz projections under the heading Summary of GVAC
         Financial Analysis of Helbiz    on page 98, but it does not appear any
projections are
         provided. Please revise to include such projections or tell us why you are not required to do so.
13. We note your disclosure that Colliers used a city license analysis, where they analyzed the estimated value of city licenses by dividing the latest available equity value of 5 competing micro-mobility companies by the number of city licenses held. Please disclose the names of the micro-mobility companies used in this analysis.
14. We note your disclosure that Colliers has been retained to assist the Company in
FirstName LastNameZhigeng (David) Fu
       conducting the De-SPACing process and potentially raising capital in conjunction with the
Comapany   NameGreenVision
       Business  Combination. Acquisition  Corp.
                              Please quantify  the    success fees    payable
to Colliers referenced
       in your disclosure.
May 6, 2021 Page 3
FirstName LastName
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
May  6, 2021NameGreenVision Acquisition Corp.
May 6,
Page 4 2021 Page 4
FirstName LastName
15. We note your disclosure on page 99 that GVAC reviewed certain financial information of
         Helbiz and the structure of the proposed Business Combination and compared it to corresponding financial information of certain recent initial public offerings and certain
         publicly-traded companies that GVAC selected based on GVAC   s
experience and
         professional judgment. Please disclose the names of the companies GVAC reviewed.
16. We note your disclosure on page 99 that GVAC also performed a discounted cash-flow
         analysis on Helbiz, using Helbiz management   s financial projections.
Please clarify
         whether this analysis was different than Collier   s discounted
cash-flow analysis and
         clarify whether the underlying projections used in this analysis were different from the
         projections used in Collier   s analysis. In this regard, we note your
disclosure that Helbiz
         management prepared these projections, while the disclosure on page 98 states that GVAC prepared the projections. If GVAC relied on different projections, please disclose those projections in the filing or tell us why you are not required to do
so.
17. We note your disclosure on page 195 that Ladenburg acted as financial advisor to Helbiz with respect to the Business Combination and will receive a fee from Helbiz for its services, a substantial portion of which will become payable only if the Business
         Combination is consummated. Please quantify the fee payable to Ladenburg. We also note your disclosure that a managing director of Ladenburg, Jonathan Intrater, currently serves on the Board of Directors of GVAC. Please revise this section to discuss Mr.
         Intrater   s role in the negotiation of the transaction.
Interests of Certain Persons in the Business Combination, page 101

18. Here, and elsewhere as applicable, please disclose the value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement, as referenced on page 194.
Comparative Per Share Information, page 127

19. Please present the per share information for Helbiz and MiMoto on a standalone basis in separate columns so the book value per share, weighted average number of shares for basic and diluted, and basic and diluted per share information can be calculated or determined for the year ended December 31, 2020. Also, please include a footnote to explain how the stockholders' equity for MiMoto was converted from Euros to U.S.
         dollars at December 31, 2020.
20. Please present in a tabular format the calculation or determination of the pro forma combined book value per share, pro forma weighted average number of shares - basic and diluted, and the pro forma basic and diluted income (loss) per share for the scenarios assuming no redemptions and maximum redemptions. Also, please disclose how you determined that the maximum of 4,253,293 shares of GVAC common stock can be redeemed upon consummation of the business combination in order to meet the minimum cash requirement.
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
May 6, 2021
Page 5
21. It is unclear how you calculated or determined GreenVision's book value per share at
         December 31, 2020. Please note that shares subject to possible redemption should not be included in the computation of book value per share since they are not classified as a component of stockholders' equity. Please advise or revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Helbiz
Impact of COVID-19 on Operations, page 130

22. You disclose restructuring efforts in the second and fourth quarters of 2020 in response to the pandemic, but don't discuss in detail what steps were taken to reduce operating expenses. Please tell us and disclose in detail the restructuring efforts undertaken by management during 2020 and the impact on your business, results of operations, financial condition, and liquidity for the year ended December 31, 2020. In your discussion, please discuss in more detail the impact of the temporary suspension of services in key markets including in Washington, D.C. and Miami. Refer to Item 303(b)(2)(i) and (ii) and
         CF Disclosure Guidance: Topic 9.
Consolidated Results of Operations
Comparison of the Year Ended December 31, 2020, and the Year Ended December 31, 2019
Adjusted Operating EBITDA and Adjusted Operating EBITDA Margin. , page 134

23.      Please revise to present the most directly comparable GAAP measures
Loss from
         Operations and Operating Margin with equal or greater prominence than the Non-GAAP financial measures Adjusted Operating EBITDA and Adjusted Operating EBITDA
         Margin. Your presentation should also be revised to clearly identify Adjusted Operating
         EBITDA and Adjusted Operating EBITDA Margin as Non-GAAP financial measures in both the narrative discussion and in the table of your quarterly results for the quarters from
         December 31, 2019 through December 31, 2020. Refer to Item 10(e) of Regulation S-X,
         Regulation G and Compliance and Disclosure Interpretation on Non-GAAP Financial
         Measures, Question 102.10.
24. It appears you are adjusting your operating income (loss) for all of your non-cash and cash operating expenses included in Research and Development, Sales and Marketing, and
       General & Administrative in determining your Non-GAAP financial measures Adjusted
       Operating EBITDA and Adjusted Operating EBITDA margin. Please revise the calculation of your Non-GAAP measures to adjust for only non-cash expenses and
       nonrecurring expenditures in determining these amounts or explain why you believe your current presentation is appropriate. Also, please present your Non-GAAP financial measures for each fiscal year presented in your financial statements for comparability
FirstName LastNameZhigeng (David) Fu
       between periods. Refer to Item 10(e) of Regulation S-K, Rule 100(b) of Regulation G,
Comapany    NameGreenVision
       and the Compliance andAcquisition
                                 Disclosure Corp.
                                            Interpretation on Non-GAAP
Financial Measures,
May 6,Questions
        2021 Page100.01,
                   5      100.02 and 102.10.
FirstName LastName
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
May  6, 2021NameGreenVision Acquisition Corp.
May 6,
Page 6 2021 Page 6
FirstName LastName
Liquidity and Capital Resources, page 135

25. Please tell us and revise to disclose how you will obtain sufficient cash to meet the company's working capital needs over the next twelve months, fund your debt obligations due and repaid in 2021, and finance capital expenditures to continue to grow your fleet of electric vehicles and to grow your business. You early repaid the outstanding balances due on the 2018 Revolving Credit Facility and the
2020 Promissory
         Note totaling approximately $2.3 million at December 31, 2020 on March 24, 2021.
         Refer to Item 303(b)(1) of Regulation S-K.
26. The long-term loan of Euro 3.5 million entered into on November 5, 2020 by Helbiz through its fully-owned Italian entity does not agree with the corresponding disclosure of the same Euro-denominated loan entered into by your Italian entity on page F-48 of Euro
         3.0 million. Please reconcile and revise these disclosures.
27.      We note your disclosure that the company    had, and may potentially
continue to have, an
         ongoing need to raise additional cash from outside sources to fund its
operations,    yet
         your risk factor on page 39 provides that Helbiz   s management
expects the company will
         need to obtain additional financing, after the completion of the business combination, to fund its operations. Please revise for consistency.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page
146

28. Refer to footnotes (1) and (6) for the pro forma adjustment to cash and cash equivalents and footnotes (5) and (7) for the pro forma adjustments to stockholders' equity - Please revise to present a reconciliation in tabular format of the multiple components that aggregate to the total pro forma balance sheet adjustments to cash and stockholders'
         equity, as applicable. Also, the first sentence of footnote (6) references a pro forma adjustment of $38 million but this amount does not agree to the adjustments denoted by footnote (6) in your pro forma balance sheet. Please revise to eliminate this inconsistency.
29. Refer to footnote (2) - Please explain to us why the pro forma adjustment of $6.4 million to reflect the conversion of a Warrant Purchase Agreement entered into in May 2020 is based on an automatic conversion into GVAC common shares at the time of the business combination. You disclose elsewhere in the filing, including the footnotes to the Helbiz
         Inc. financial statements, that the investors converted the warrants into 232,141 shares of
         GVAC common stock on March 26, 2021. Please revise or advise as appropriate.
30. Refer to footnote 8(a) - Please revise the disclosure to clarify that the $2.155 million cash payment made to the MiMoto shareholders was part of the consideration paid by Helbiz to acquire MiMoto on March 19, 2021, and is reflected as pro forma adjustment (c) to the separate pro forma condensed balance sheet for Helbiz and MiMoto at December 31,
         2020.
31. Refer to footnote 1(e) - You disclose in this footnote that the proceeds from the secured
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
May 6, 2021
Page 7
         long-term loan entered into by Helbiz on March 23, 2021 were $11.947 million. Please explain why this amount differs from the proceeds received under the $15 million secured loan bearing interest at 9.2% maturing on December 1, 2023 disclosed under Loan and
         Security Agreement on page 174 and with the loan disclosed on page F-56 of Helbiz's financial statements. Also, please revise footnotes 6(e) and 8(a) to the pro forma financial statements to reconcile and revise this inconsistency.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 148

32. Please tell us and revise to disclose the assumptions used to determine the $4,800 pro forma adjustment to reflect the extinguishment loss associated with the Helbiz Warrant
         Purchase Agreement upon consummation of the IPO. You disclose on page 136 that the warrant investors converted the warrants into 232,141 shares of common stock on March
         26, 2021 in advance of the IPO or April 30, 2021 (as defined for the 2020 Warrant
         Purchase Agreement). In your response, please explain how the fair value of the common shares at March 26, 2021 was determined. Also, revise your footnote disclosure to indicate the number of shares issued to settle the warrant.
33. Refer to footnote (2)(b) - Please revise to disclose the amounts of the loans obtained by
         Helbiz in March 2021 and the related interest rates on the loans that were used in calculating the $1,632 pro forma adjustment for additional interest expense.
34. Please revise the notes to the pro forma statement of operations to include a tabular summary showing how you calculated or determined the weighted average shares outstanding that were used to compute basic and diluted earnings per share assuming both no redemptions and maximum redemptions.
Unaudited Pro Forma Condensed Combined Statement of Operations for Helbiz, Inc. and
MiMoto Smart Mobility S.r.l., page 150

35. Please revise to disclose Helbiz, Inc.'s historical weighted average shares outstanding at
         December 30, 2020. Also, revise to disclose pro forma weighted average shares outstanding giving effect to the MiMoto acquisition transaction and provide footnote disclosure explaining how pro forma weighted average shares were calculated or determined.
Business
Our Advantage, page 155

36. We note your disclosure cities have put a cap on the number of operators in a city as well as the number of vehicles per operator. Please clarify whether Helbiz would be considered
       one of these    operators    and whether these regulations apply to
companies in the micro-
FirstName   LastNameZhigeng
       mobility industry.     (David) Fu
Comapany NameGreenVision Acquisition Corp.
37.    Please provide support for the statement that you have become    one of
the leading Italian
May 6,micro-mobility
        2021 Page 7 operators, based on number of licenses and electric vehicles authorized.
FirstName LastName
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
May  6, 2021NameGreenVision Acquisition Corp.
May 6,
Page 8 2021 Page 8
FirstName LastName
Intellectual Property, page 170

38. We note your disclosure that your success depends in part on your continued ability to license and use third-party technology that is integral to the functionality of your products and app. Please identify or describe the nature of such third-party technology as it relates to your products and app.
Partnerships, page 172

39. To the extent material, disclose whether you have entered into any agreements with the partners listed in your filing and include a summary of the material terms of such agreements, including the duration and termination provisions. Please also provide similar disclosure with respect to the contracts in place with your key suppliers identified on page
         174. In this regard, we note your disclosure that you depend upon a limited number of third parties to perform certain functions in your supply chain, some of which are only available from single sources.
Consolidated Statements of Operations and Comprehensive Loss, page F-26

40. Please revise to disclose the weighted average number of common shares outstanding that were used to compute basic and diluted earnings per share for each of the periods presented. Refer to ASC 260-10-45. Also, please revise to disclose the number of securities (i.e., warrants, options and convertible debt or equity securities) that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the guidance in ASC 260-10-50-1(c). Helbiz, Inc. Consolidated Audited Financial Statements for the Years Ended December 31, 2020
and 2019
10. Common Stocks, page F-50

41. Your disclosure on page F-51 indicates that 600,000 shares of common stock were reserved for issuance under the 2020 CEO Performance Award. We also note that the
         CEO performance awards vest upon satisfaction of a service condition, a market condition and a performance condition and that the performance condition will be satisfied on the effective date of a registration statement of the Company filed under the Securities Act for the Company's listing. Please indicate whether the effectiveness of the registration statement on Form S-4 filed in connection with Helbiz's planned merger transaction will result in vesting of any portion of the 2020 CEO Performance Award. If so, please indicate the amount of compensation expense that will be recognized as a result the vesting and explain how this amount was determined.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
May 6, 2021
Page 9

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameZhigeng (David) Fu
                                                          Division of
Corporation Finance
Comapany NameGreenVision Acquisition Corp.
                                                          Office of Trade &
Services
May 6, 2021 Page 9
cc:       Jie Chengying Xiu, Esq.
FirstName LastName